FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Arizona Star Resource Corp. (the “Company”)
401 Bay Street, Suite 2700

Toronto, Ontario  M5H 2Y4

Item 2. – Date of Material Change:

December 19, 2007

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on December 19, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

The Company announced that Barrick Gold Corporation (“Barrick”) has acquired approximately 40.7 million shares of the Company constituting more than 94% of the common shares of the Company on a fully-diluted basis, pursuant to the offer dated November 9, 2007.  The Company also understands that Barrick intends to acquire the remaining outstanding shares by way of a compulsory acquisition.

Further to a meeting held by the board of directors the Company has received resignations from Thomas Dawson, Rudi Fronk, Paul Parisotto and James Smolik as directors.  Appointed in their place were Alex Davidson, Jamie Sokalsky, Nick Nikolakakis and James Mavor.  Officer appointments made at the meeting included James Mavor, as treasurer, Richard Ball, as controller and Faith Teo as secretary in place of Thomas Dawson who resigned as secretary.  Jennifer Dawson also resigned as assistant corporate secretary.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Paul Parisotto, President & CEO

Telephone:

416-359-7808
Facsimile:

416-359-7801
e-mail:

pparisotto@coniston.ca

Item 9. – Date of Report:

December 21, 2007

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SCHEDULE “A”

NEWS RELEASE

For Immediate Release

Barrick Acquires 94% of the Shares of Arizona Star Resource Corp.

Directors and Officers of Arizona Star Commence Transition

Trading Symbols:  TSX-V: AZS, AMEX: AZS

Toronto, Ontario, Canada, December 19, 2007

Arizona Star Resource Corp. (“Arizona Star” or the “Company”) announced today that Barrick Gold Corporation (“Barrick”) has announced that it has acquired approximately 40.7 million shares of Arizona Star, constituting more than 94% of the common shares of Arizona Star on a fully-diluted basis, pursuant to its offer dated November 9, 2007.  Arizona Star understands that Barrick intends to acquire the remaining outstanding shares by way of compulsory acquisition.

The board of directors of Arizona Star met earlier today and received resignations from Thomas Dawson, Rudi Fronk, Paul Parisotto and James Smolik as directors.  Appointed in their place were Alex Davidson, Jamie Sokalsky, Nick Nikolakakis and James Mavor.  Officer appointments made at the meeting included James Mavor, as treasurer, Richard Ball, as controller, and Faith Teo as secretary in place of Thomas Dawson who resigned as secretary.  Jennifer Dawson also resigned as assistant corporate secretary.  The board also resolved to update the committee structure and subsidiary officers and directors to reflect its reconstituted membership.

About Arizona Star Resource Corp.

Arizona Star owns a 51% interest in the Cerro Casale - one of the world’s largest undeveloped gold-copper deposits.

ON BEHALF OF THE BOARD

"Paul A. Parisotto"

President & CEO

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.

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